SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number: 001-11713

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for OceanFirst Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OceanFirst Financial Corp.

975 Hooper Avenue,

Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and December 31, 2013 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year).

Exhibits

The following exhibits are filed as part of this report.

23.1 Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2015	Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan

	By:	/s/ Gary S. Hett
Gary S. Hett
Plan Administrator

RETIREMENT PLAN FOR OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2014 and 2013

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Short Hills, New Jersey June 17, 2015

RETIREMENT PLAN FOR OCEANFIRST BANK

Statements of Net Assets

Available for Plan Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments (Notes 3 and 7):
Guaranteed Interest Contract Fund	$1,833,665	1,782,383
Insurance Company Pooled Separate Accounts	5,460,779	5,507,529
Collective Trust Funds	1,513,479	1,222,103
Mutual Funds	11,445,539	10,686,847
OceanFirst Financial Corp. Common Stock Fund	5,845,248	5,327,086

Total investments at fair value	26,098,710	24,525,948
Notes receivable from participants	585,239	573,544
Accrued interest receivable	391	292

Net assets available for plan benefits	$26,684,340	25,099,784

See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 7)	$932,650	3,568,320
Interest	17,833	22,329
Dividends	164,284	121,502

Total investment income	1,114,767	3,712,151

Interest income on notes receivable	23,104	20,409

Contributions:
Employer contributions	517,329	526,163
Employee contributions	1,463,616	1,369,169
Employee rollover contributions	116,518	97,086

Total contributions	2,097,463	1,992,418

Total additions to net assets	3,235,334	5,724,978

Deductions from net assets attributed to:
Benefits to participants	1,740,903	592,848
Expenses	4,619	14,311

Total deductions	1,745,522	607,159

Net increase before transfers	1,489,812	5,117,819
Transfers	94,744	444,712

Net assets available for plan benefits at beginning of year	25,099,784	19,537,253

Net assets available for plan benefits at end of year	$26,684,340	25,099,784

See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements

(1)	Plan Description

The Retirement Plan for OceanFirst Bank (the Plan) is a voluntary, participant-directed defined contribution plan sponsored by OceanFirst Bank (OceanFirst or the Bank) for employees of the Bank. The Bank is also the Plan Administrator.

(a)	General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Eligibility

Employees of OceanFirst who have attained the age of 21 and are expected to work 1,000 hours in the 12-month period following the employee’s employment date may join the Plan after completing three months of service, as defined.

(c)	Employee Contribution

Participants may contribute from 1% to 100% of earnings (as defined), subject to legal limitations of $17,500 per participant plus an additional $5,500 for participants over 50 years of age. A participant may direct their contributions among the Plan investments in any manner they desire, provided that all directed allocations be in whole percentages. Employees are automatically enrolled in the Plan upon meeting the eligibility requirements. Unless otherwise elected, the initial contribution is 3% of earnings, increasing by 1% annually until a cap of 6% is reached. Unless otherwise elected, these contributions are invested in the Intermediate Horizon-Asset Allocation Fund.

(d)	Transfers

Participants in the Bank’s Employee Stock Ownership Plan (“ESOP”) who are 55 years of age and who have completed 10 years of ESOP participation may elect to diversify part of their ESOP investment. If elected, the designated amount is transferred to the Retirement Plan for OceanFirst Bank.

(e)	Employer Contributions

The Bank provides a matching contribution to participants equal to 100% of the first 1% of contributed earnings and 50% on the next 5% of contributed earnings.

(f)	Vesting

The employer matching contribution is fully vested after 2 years of service. Participant’s contributions are fully vested at all times.

(g)	Forfeitures

At December 31, 2014 and 2013 forfeited non-vested accounts totaled $237 and $647, respectively. These accounts will be used to pay future Plan expenses or reduce employer contributions. For the years ended December 31, 2014 and 2013, no forfeitures were used to pay Plan expenses.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(h)	Notes Receivable from Participants

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan. Notes receivable are recorded at their outstanding principal balance plus accrued interest. The interest rate charged on the loan is set at the current prime rate plus 1%. At December 31, 2014 and 2013, the notes receivable carried an interest rate of 4.25% with maturities through November 2024 at December 31, 2014 and through September 2023 at December 31, 2013.

(i)	Benefit Payments/Withdrawal

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account. Benefits are recorded when paid.

Participants may request the withdrawal of any vested amount from their account for financial hardship, subject to written approval from the Plan Administrator. Participants who receive a withdrawal for financial hardship are prevented from making pre-tax contributions for six months.

(j)	Participant Accounts

A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.

(k)	Excess Contributions

Excess contributions above plan limits are refunded to participants. There were no excess contributions refunded for the years ended December 31, 2014 and 2013.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Certain amounts previously reported have been reclassified to conform to the current year’s presentation.

(b)	Investments

Under the terms of an agreement with Transamerica Retirement Solutions Corporation (“Transamerica”) and OceanFirst, Transamerica maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Other contributions may be made directly to collective trusts managed by State Street Bank and Trust Company or to various mutual funds. Additionally, OceanFirst has appointed State Street Bank and Trust Company as custodian for the OceanFirst Financial Corp. common stock fund. Investments are stated at fair value. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Under the terms of the agreement with Transamerica, contributions may also be invested in a Guaranteed Interest Contract Fund (GIC Fund) with Transamerica Financial Life Insurance Company. The GIC Fund is stated at fair value which approximates contract value. The contract value of the GIC Fund represents

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and reset annually. The crediting interest rate for the years ended December 31, 2014 and 2013 was 0.75% and 0.75%, respectively.

(c)	Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Party-in-Interest Transactions

Certain Plan investments are managed by Transamerica Financial Life Insurance Co., an affiliate of Transamerica and by State Street Bank and Trust. Transamerica is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp. common stock fund and, therefore, these transactions qualify as party-in-interest transactions.

(f)	Recent Accounting Pronouncements

On May 1, 2015 the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Plan Administrator is currently evaluating the impact of adopting this new accounting standard update on the Plan’s financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(3)	Investment Options

Under the terms of the agreement between Transamerica and OceanFirst, Transamerica is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, collective trusts or mutual funds in accordance with employee investment elections. The pooled separate accounts, collective trusts and mutual funds available for investments include:

Fund name	Style	Brief description
Transamerica Financial Life Ins. Co. Money Market	Money Market	Seeks liquidity and as high a level of income as is consistent with the preservation of capital. Invests primarily in high quality, short-term money market instruments.

Transamerica Financial Life Ins. Co. Inflation-Protected Securities	Inflation-Protected Securities	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in inflation-protected securities issued by the U.S. government, its agencies and instrumentalities.

Transamerica Financial Life Ins. Co. Government Fixed Bond	Intermediate Term Bond	Invests in obligations issued, insured or guaranteed by the U.S. government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates and U.S. Treasury issues.

Transamerica Financial Life Ins. Co. Short Horizon Asset Allocation	Asset Allocation	Seeks a high level of income and preservation of capital with a primary emphasis on fixed income funds with limited exposure to equity funds.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Transamerica Financial Life Ins. Co. Intermediate Horizon Asset Allocation	Asset Allocation	Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes.

Transamerica Financial Life Ins. Co. Intermediate/Long Horizon Asset Allocation	Asset Allocation	Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of equity and fixed income funds, with the greater emphasis on equity funds.

State Street Global Advisors Dow Jones Target 2015	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2015 Index.

State Street Global Advisors Dow Jones Target 2025	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2025 Index.

State Street Global Advisors Dow Jones Target 2035	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2035 Index.

State Street Global Advisors Dow Jones Target 2045	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2045 Index.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Aston/Fairpointe Mid Cap	Mid Cap Blend	Seeks long-term total return through capital appreciation. Normally invests at least 80% of assets in mid-cap stocks of companies with an improving revenue and earnings growth outlook.

BlackRock Equity Dividend	Large Value	Seeks long-term total return and current income. Invests primarily in a portfolio of equity securities.

GE Institutional International Equity	Foreign Large Blend	Seeks long-term growth of capital. Invests primarily in companies in developed and developing countries outside the United States.

PIMCO Total Return	Intermediate Term Bond	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in investment grade debt securities, but may invest up to 10% of total assets in high yield securities.

Royce Pennsylvania Mutual	Small Blend	Seeks long-term growth of capital. Normally invests at least 65% of assets in the equities of small and micro-cap companies.

Transamerica Partners Stock Index	Large Blend	Seeks its objective by investing in the stocks comprising the Standard & Poor’s 500 Stock Index. The fund invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

The following mutual funds were available for investment beginning April 18, 2013.

JPMorgan Large Cap	Large Growth	Seeks long-term capital appreciation and growth of income by investing in the equity securities of large, well-established companies, typically, those with a history of above-average growth or companies expected to enter periods of above-average growth.

Invesco Disciplined	Large Growth	Seeks long-term capital appreciation through equity investments in U.S. and foreign issuers. The fund normally invests in securities that generate strong cash flow and are available at attractive valuations and may also invest in debt securities, including lower quality debt securities.

The following mutual funds were available for investment through April 18, 2013 but are no longer available to participants. Balances in these investments were transferred to one of the investments noted above.

American Funds Growth	Large Growth	Seeks capital growth by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.

Davis NY Venture	Large Blend	Seeks long-term growth of capital. Invests the majority of the assets in equity securities issued by large companies with market capitalizations of at least $10 billion.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(4)	Plan Termination

OceanFirst expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

(5)	Federal Income Taxes

The sponsor of the prototype plan received a favorable tax determination letter from the Internal Revenue Service dated March 31, 2008 indicating that the prototype plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires the plan administrator to evaluate tax positions taken or expected to be taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(6)	Plan Expenses

Costs of services rendered on behalf of the Plan are either paid using forfeitures or by OceanFirst except for participant transaction charges which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.

(7)	Investments

The following is a summary of investments, at fair value, that represent 5% or more of net assets available for plan benefits at December 31, 2014 and 2013:

	December 31,
	2014	2013
OceanFirst Financial Corp. Common Stock Fund	$5,845,248	5,327,086
Intermediate Horizon Asset Allocation Fund	3,098,633	2,722,297
Black Rock Equity Dividend Fund	2,962,941	2,744,537
Invesco Disciplined Equity Fund	2,114,142	1,700,542
Royce Pennsylvania Mutual Fund	1,872,434	1,920,889
Guaranteed Interest Contract Fund	1,833,665	1,782,383

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

For the years ended December 31, 2014 and 2013, the Plan’s net appreciation in fair value of investments, (including gains and losses on investments bought, sold and held during the year) for each significant class of investment consists of the following:

	December 31,
	2014	2013
Insurance Company Pooled Separate Accounts	$167,978	409,781
Collective Trust Funds	54,878	76,586
Mutual Funds	543,274	1,977,055
OceanFirst Financial Corp. Common Stock Fund	166,520	1,104,898

Total net appreciation in fair value of investments	$932,650	3,568,320

(8)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair market measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Movements within the fair value hierarchy are recognized at the end of the applicable reporting period. There were no changes in fair value methodologies used at December 31, 2014 and 2013 and no transfers between the levels of the fair value hierarchy for the years ended December 31, 2014 or 2013. The fair value hierarchy is as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has to access at the measurement date.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted prices, where available. If such quoted prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Guaranteed Interest Contract Fund – The investment is valued at fair value which is derived from a discounted cash flow analysis and other factors.

Government Fixed Bond Fund – The investment is valued at fair value which is derived from a discounted cash flow analysis and other factors.

Insurance Company Pooled Separate Accounts (excluding Government Fixed Bond Fund) – The investment is valued at a daily calculated unit value as a practical expedient for fair value based on the fair value of the underlying investments.

Collective Trust – These investments are valued at a daily calculated Net Asset Value as a practical expedient for fair value based on the fair value of the underlying investments.

Mutual Funds – The investment is valued based on quoted prices through the National Securities Clearing Corporation.

OceanFirst Financial Corp. Common Stock Fund –The fair value of OceanFirst Financial Corp. Common Stock Fund is based on the year end closing price of OceanFirst Financial Corp. common stock and monies held in the State Street Bank and Trust money market fund used to meet daily liquidity needs. The common stock is valued based on the quoted market price of shares trading in active markets at year end. The OceanFirst Financial Corp. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2014 and 2013 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2014
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Guaranteed Interest Contract Fund	$—	1,833,665	—	1,833,665
Insurance Company Pooled
Separate Accounts:
Inflation-Protected Securities Fund	—	575,190	—	575,190
Government Fixed Bond Fund	—	537,053	—	537,053
Short Horizon Asset Allocation Fund	—	180,550	—	180,550
Intermediate Horizon Asset Allocation Fund	—	3,098,633	—	3,098,633
Intermediate/Long Horizon Asset Allocation Fund	—	778,835	—	778,835
Money Market Fund	290,518	—	—	290,518
Collective Trust Funds – Target Dated	—	1,513,479	—	1,513,479
Mutual Funds:
Transamerica Stock Index Fund	570,789	—	—	570,789
PIMCO Total Return Fund	1,058,618	—	—	1,058,618
GE Institutional International Equity Fund	858,339	—	—	858,339
Aston/Fairpointe Mid Cap Fund	754,300	—	—	754,300
Black Rock Equity Dividend Fund	2,962,941	—	—	2,962,941
Royce Pennsylvania Mutual Fund	1,872,434	—	—	1,872,434
JP Morgan Large Cap Growth Fund	1,253,976	—	—	1,253,976
Invesco Disciplined Equity Fund	2,114,142	—	—	2,114,142
OceanFirst Financial Corp. Common Stock Fund:
OceanFirst Financial Corp. Common Stock	5,688,526	—	—	5,688,526
Money Market Fund	156,722	—	—	156,722

	$17,581,305	8,517,405	—	26,098,710

RETIREMENT PLAN FOR OCEANFIRST BANK

	December 31, 2013
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Guaranteed Interest Contract Fund	$—	1,782,383	—	1,782,383
Insurance Company Pooled
Separate Accounts:
Inflation-Protected Securities Fund	—	663,451	—	663,451
Government Fixed Bond Fund	—	619,117	—	619,117
Short Horizon Asset Allocation Fund	—	67,521	—	67,521
Intermediate Horizon Asset Allocation Fund	—	2,722,297	—	2,722,297
Intermediate/Long Horizon Asset Allocation Fund	—	995,785	—	995,785
Money Market Fund	439,358	—	—	439,358
Collective Trust Funds – Target Dated	—	1,222,103	—	1,222,103
Mutual Funds:
Transamerica Stock Index Fund	526,652	—	—	526,652
PIMCO Total Return Fund	1,135,670	—	—	1,135,670
GE Institutional International Equity Fund	883,832	—	—	883,832
Aston/Fairpointe Mid Cap Fund	685,771	—	—	685,771
Black Rock Equity Dividend Fund	2,744,537	—	—	2,744,537
Royce Pennsylvania Mutual Fund	1,920,889	—	—	1,920,889
JPMorgan Large Cap Growth Fund	1,088,954	—	—	1,088,954
Invesco Disciplined Equity Fund	1,700,542	—	—	1,700,542
OceanFirst Financial Corp. Common Stock Fund:
OceanFirst Financial Corp. Common Stock	5,209,010	—	—	5,209,010
Money Market Fund	118,076	—	—	118,076

	$16,453,291	8,072,657	—	24,525,948

The funds may be redeemed daily.

(9)	Subsequent Events

In connection with the preparation of the financial statements, the Plan Administrator has evaluated subsequent events from December 31, 2014 to June 17, 2015, the date on which the financial statements were available to be issued, and concluded that no additional disclosures or recordable transactions were required.

RETIREMENT PLAN FOR OCEANFIRST BANK

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issuer	Description of investments	Number of Units	Current Value
*Transamerica Financial Life Ins. Co.	Guaranteed Interest Contract Fund	—	$1,833,665

*Transamerica Financial Life Ins. Co.	Inflation-Protected Securities Fund	15,277	575,190
*Transamerica Financial Life Ins. Co.	Government Fixed Bond Fund	—	537,053
*Transamerica Financial Life Ins. Co.	Short Horizon Asset Allocation Fund	6,058	180,550
*Transamerica Financial Life Ins. Co.	Intermediate Horizon Asset Allocation Fund	79,955	3,098,633
*Transamerica Financial Life Ins. Co.	Intermediate/Long Horizon Asset Allocation Fund	16,678	778,835
*Transamerica Financial Life Ins. Co.	Money Market Fund	8,343	290,518

Insurance company pooled separate accounts total			5,460,779

*State Street Global Advisors	Dow Jones Target 2015 Fund	19,879	539,093
*State Street Global Advisors	Dow Jones Target 2025 Fund	21,967	799,679
*State Street Global Advisors	Dow Jones Target 2035 Fund	2,853	106,779
*State Street Global Advisors	Dow Jones Target 2045 Fund	1,499	67,928

Collective trust funds total			1,513,479

*Transamerica	Stock Index Fund	36,652	570,789
PIMCO	Total Return Fund	99,307	1,058,618
GE	Institutional International Equity Fund	72,008	858,339
Aston	Aston/Fairpointe Mid Cap Fund	18,538	754,300
Black Rock	Equity Dividend Fund	118,994	2,962,941
Royce	Pennsylvania Mutual Fund	144,478	1,872,434
JPMorgan	Large Cap Growth Fund	36,838	1,253,976
Invesco	Discplined Equity Fund	135,958	2,114,142

Mutual funds total			11,445,539

*OceanFirst Financial Corp.	Common Stock Fund:
	OceanFirst Financial Corp. Common Stock	—	5,688,526
	Money market fund	—	156,722

		112,697	5,845,248

*Notes Receivable from Participants	Notes receivable, 146 notes with maturities through November 2024 and with an interest rate of 4.25%	—	585,239

Total plan assets			$26,683,949

*	A party-in-interest as defined by ERISA.